UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Dated: November 24, 2010
Commission File Number 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____.

Results of Annual General Meeting
The annual general meeting (“Annual Meeting”) of the shareholders of NewLead Holdings Ltd. (the “Company”) was held on November 24, 2010. At the Annual Meeting, shareholders of the Company voted to approve the election of Spyros Gianniotis, Apostolos Tsitsirakis and Panagiotis Skiadas as Class III Directors of the Company. In addition, the shareholders voted to ratify the appointment of PricewaterhouseCoopers S.A. (“PWC”) as the Company’s independent public accountant for the fiscal year ending December 31, 2010. The foregoing proposals were both approved by a majority of the Company’s shareholders in attendance at the Annual Meeting in person or by proxy.
The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 8, 2010

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
	Name:	Michail Zolotas
	Title:	Chief Executive Officer